UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133	ERSA – ENERGIAS RENOVÁVEIS S.A. A PUBLICLY-HELD COMPANY Corporate Taxpayers’ ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and ERSA – Energias Renováveis S.A. (“ERSA”), pursuant to the provisions of Law No. 6,404/76 (as subsequently amended) and the Instructions of the Brazilian Securities Exchange Commission ("CVM") No. 358/02 and 319/99, jointly are disclosing the following:

1.   Operation: To implement the merger of renewable energy assets and projects owned on one hand, by Smita Empreendimentos e Participações S.A. ("Nova CPFL" and together with ERSA, the "Companies") and, on the other hand, by ERSA, pursuant to the Material Fact released on April 19, 2011, the proposed merger of Nova CPFL by ERSA (the "Merger") shall be submitted for discussion by the shareholders of ERSA and Nova CPFL under the terms of Articles 224 to 227 of Law 6,404 of December 15, 1976, as amended (the "Corporation Law") pursuant to the terms and conditions set forth in the "Protocol and Justification of Merger of Smita Empreendimentos e Participações S.A. by ERSA - Energias Renováveis S.A." signed by the Board of Executive Officers of both companies on the current date (the "Protocol and Justification of the Merger").

1.1.      Description of Operation

The Merger operation shall be implemented within the context and on the terms and conditions set forth in the Joint Venture Agreement concluded between CPFL Energia and its subsidiaries CPFL Geração de Energia S.A. ("CPFL Geração") and CPFL Comercialização Brasil S.A. ("CPFL Brasil") (jointly, "CPFL") and the current shareholders of ERSA on April 19, 2011 (the "Joint Venture Agreement"), through which the terms and conditions were established under which CPFL and ERSA will implement the merger of their renewable energy assets and projects in Brazil (the "Joint Venture"), encompassing Wind Farms, Small Hydroelectric Power Plants ("PCHs") and Biomass Thermoelectric Power Plants (the "Assets").

As described in item 2 below, due to certain corporate restructuring actions implemented by CPFL, the Assets currently owned by CPFL are the property of Nova CPFL, whereas the Assets that are ERSA's property are owned and operated by this same company.

Thus, the Joint Venture shall be concluded between CPFL and the current shareholders of ERSA through the following actions:

(i)   the approval and implementation of the Merger, subject to the terms of the Protocol and Justification of the Merger. Because of this Merger, (a) CPFL's Assets and those of ERSA shall be operated by ERSA, (b) the current shareholders of Nova CPFL, that is, CPFL Geração and CPFL Brasil, shall become ERSA shareholders through the issuance of 733,141,077 (seven hundred thirty-three million, one hundred forty-one thousand and seventy-seven) new ERSA's common stock, at the exchange ratio described in item 3 below; and (c) ERSA's name shall be changed to CPFL Energias Renováveis S.A. ("CPFL Renováveis" or "Company"); and

(ii)  moreover, as provided for in the Joint Venture Agreement, assuming that the acquisition of renewable energy assets to be acquired by CPFL Brasil pursuant to the terms of the Contract for the Purchase and Sale of Shares of Jantus SL ("SIIF Assets") was not concluded up to the present moment, CPFL Brasil and CPFL Geração must conduct a capital increase in the amount of R$ 384,196,650.00 (three hundred eighty-four million, one hundred ninety-six thousand, six hundred and fifty reais) in ERSA/CPFL Renováveis, through the issuance of 180,334,222 (one hundred and eighty million, three hundred thirty-four thousand, two hundred twenty-two) new common shares issued by ERSA/CPFL Renováveis and whose payment shall be in cash (the "Additional Capital Increase").

Upon the completion of the Merger and the Additional Capital Increase, CPFL Geração and CPFL Brasil will reach total shareholding in the capital stock of ERSA equivalent to 54.5% (fifty-four point five percent) of total and voting capital stock in that company.

CPFL Energia and ERSA furthermore are reporting that the assets of Jantus SL – SIIF Énergies Brasil (four wind farms operating in the State of Ceará, totaling 210 MW and a portfolio of 412 MW in certified projects and 320 MW in non-certified projects), upon acquisition under the terms of the Material Fact released on April 7, 2011 shall become part of the portfolio of renewable energy generation assets of CPFL Renováveis. Thus, CPFL Brasil will contribute the funds necessary for conclusion of the acquisition of such assets by CPFL Renováveis, through which CPFL Geração and CPFL Brasil will become holders of common shares representing 63.00% of the Company's voting and total capital stock. Moreover, if the Quintanilha Machado wind  project, also the subject of the aforementioned Material Fact, is acquired, CPFL Brasil will still contribute the funds necessary for such acquisition by CPFL Renováveis, so that CPFL Geração and CPFL Brasil become owners of common shares representing 63.58% of the Company's voting and total capital stock.

1.2.      Objectives and Benefits

Whereas Nova CPFL and ERSA are companies in the same line of business, the management of Nova CPFL and ERSA approved the proposed Merger because they believe that the association between the Companies will consolidate their position as leaders in the renewable energy sector in Brazil, and will provide synergy gains resulting from the unification of the activities of the Companies, which will gain more efficient structures for the development of their businesses, with potential technical, procurement and other general and administrative cost savings, and enable greater growth and profitability of the businesses developed by the Companies.

The unification of the ownership and management as well as the integration of competencies of each of the Companies through the Merger will result in strengthening the position of CPFL Renováveis in the Brazilian renewable energy market, consolidating its operations in key geographic regions of the country.

The implementation of this Joint Venture will result in creating a company with 1,417 MW of power in operation and under construction (already including the SIIF Assets), with strong presence in the three main renewable energy technologies currently being developed in the country - Wind Farms, Small Hydroelectric Power Plants and Biomass Thermoelectric Power Plants.

1.3.      Goodwill

There shall be no goodwill resulting from the Merger that could be amortized as a tax benefit under Brazilian tax law.

1.4.      Costs

The estimated costs for the Joint Venture operation, including, without limit, for the realization of the Merger are approximately R$ 18,000,000.00 (eighteen million reais), including publication, audit, assessment, consultant and attorney expenses.

1.5.      Corporate Approvals

The terms and conditions of the Merger, as described in the Protocol and Justification of the Merger, shall be subject to the approval of the Extraordinary General Shareholders’ Meetings of Nova CPFL and ERSA to be held on August 24, 2011, under the terms of the decision taken at a meeting of the CVM Collegiate Board held on August 16, 2011, which waived the full application of Article 2 of CVM Instruction 319/99, particularly regarding the period of fifteen (15) days for the prior publication of the conditions of the Merger.

2.   Corporate and Business Acts Preceding the Operation: On April 19, 2011, CPFL Energia and its subsidiaries CPFL Geração and CPFL Brasil (together, "CPFL") entered into a Joint Venture Agreement with ERSA’s shareholders. Under the terms of the aforementioned Agreement, the following acts were carried out, aiming at the completion of the Merger:

(i)                 On July 18, 2011, CPFL Geração carried out the segregation of the PCHs they directly owned, contributing these assets to the capital of Mohini Empreendimentos e Participações Ltda., Chimay Empreendimentos e Participações Ltda. and Jayaditya Empreendimentos e Participações Ltda., companies under its direct control (the "PCH Companies");

(ii)               Moreover, on the same day, July 18, 2011, CPFL Geração and CPFL Brasil, as the sole shareholders of Nova CPFL, made a capital contribution to the aforementioned company in order to transfer all of its Assets to Nova CPFL, including the PCH Companies; and

(iii)             On this date, an Extraordinary General Shareholders’ Meeting of ERSA was held, which approved, synthetically, the cancellation of all signature bonuses issued by ERSA on March 2, 2007, and the conversion, into ERSA’s common shares, of all debentures issued by ERSA pursuant to the terms of the Private Deed of Private Issue of First Issue Debentures, dated August 15, 2007 and Private Deed of Private Issue of Second Issue Debentures, dated December 23, 2008, with the consequent increase of ERSA's capital stock resulting from this conversion.

Notwithstanding the foregoing, the proposed Merger was approved (a)  by the Board of Directors of CPFL Energia, in its role as the controlling shareholder of CPFL Brasil and CPFL Geração at a meeting held on August 23, 2011; (b)  by the Board of Directors of CPFL Geração at a meeting held on August 23, 2011; (c)  by the General Shareholders’ Meeting of CPFL Brasil, held on August 23, 2011; and (d)  by the Board of Directors of ERSA at a meeting held on August 23, 2011 in accordance with the proposals received from their respective Boards of Executive Officers.

3.   Exchange Ratio: CPFL Geração and CPFL Brasil, as the sole shareholders of Nova CPFL, shall be assigned for each common share issued by Nova CPFL, 0.7515 (seventy five tenths and fourteen thousandths) new common shares issued by ERSA (the "Exchange Ratio"), which shall profer equal rights to those conferred by the remaining ERSA’s common shares existing today, including full payment of dividends and/or interest on shareholders' equity that may be declared by ERSA from the date of issue of such shares.The Exchange Ratio was freely negotiated, agreed and decided between the administrations of Nova CPFL and ERSA, in an independent and isonomic manner and adequately reflects the best assessment of Nova CPFL and ERSA.

The Exchange Ratio was subject to review and analysis conducted by Deutsche Bank S.A. – Banco Alemão with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3900, 13th, 14th and 15th floors, CEP 04538-132, federal taxpayer registration CNPJ/MF 62.331.228/0001-11 ("Deutsche Bank"),  embodied in the opinion issued on May 23, 2011. That opinion concluded that the Exchange Ratio was accepted by Deutsche Bank to be fair to CPFL from the financial point of view.

Thus, pursuant to the discussions held between the Companies, it is considered to be a fair operation for the Merger herein proposed.

4.   Comparison of political and economic advantages between Nova CPFL's and ERSA's shares: The following chart reflects the differences between the political and economic advantages between Nova CPFL’s and ERSA’s shares that shareholders shall receive in return for effecting the transactions described herein.

Shares of Nova CPFL pre-Merger	Shares of ERSA post-Merger
- each common share entitles one vote at general meetings	- each common share entitles one vote at general meetings
- each common share entitled to receive a minimum of 25% of net profits, adjusted in accordance with Article 202 of the Corporations Law	- each common share entitled to receive a minimum of 25% of net profits, adjusted in accordance with Article 202 of the Corporations Law

5.   ERSA’s Capital Stock: The capital increase to be implemented by ERSA, if the merger is approved, shall be based on the book value of shareholders' equity in Nova CPFL, calculated based on the audited balance sheet prepared on July 31, 2011. For the preparation of the Nova CPFL equity appraisal value to be transferred to ERSA, the management of the Companies hired KPMG Auditores Independentes, a company specializing in assessments, based in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33, federal taxpayer number CNPJ/MF under No. 57.755.217/0001-29 and enrolled in the CRC under no. 2SP014428/O-6.

Based on the assessment of the net equity of Nova CPFL, the Nova CPFL merger shall result in an increase in ERSA's capital stock in the amount of R$ 539,658,003.38 (five hundred thirty-nine million, six hundred fifty-eight thousand, three reais and thirty eight centavos).

Therefore, ERSA's capital stock, after the Merger and the Additional Capital Stock Increase, shall be R$ 1,854,927,679.29 (one billion, eight hundred fifty-four million, nine hundred twenty-seven thousand, six hundred and seventy-nine reais and twenty-nine centavos), represented by 1,676,101,458 (one billion, six hundred and seventy-six million, one hundred and one thousand, four hundred and fifty-eight) common, nominal and registered shares, without par value.

6.         Right to Withdrawal: The reimbursement amount for the exercise of the right to withdrawal by Nova CPFL shareholders shall not be set in view of the favorable statements received from CPFL Geração and CPFL Brasil, as the sole shareholders of Nova CPFL, regarding realization of the Merger.

7. Absence of Conflicts of Interest: KPMG Auditores Independentes said in its assessment that (i) there was no conflict or joining of interests, current or potential, with any of the shareholders of the Companies, or furthermore, with respect to the Merger itself; and (ii) the shareholders or officers of the Companies did not direct, limit, hinder or commit any acts that had or might have compromised the access to the use or knowledge of the information, goods, documents or work methodologies relevant to the quality of their respective conclusions.

8. Effects Resulting from the Operation: The observed changes in shareholder equity from July 31, 2011 until the date upon which the merger is finally approved shall be allocated directly by ERSA.

Upon the approval of the Merger, Nova CPFL shall be extinguished, and its state registrations, books and invoices shall be closed for all legal purposes. Upon approval of the Merger, ERSA shall become the universal successor of Nova CPFL, assuming, as a result, all assets and liabilities, rights and obligations of Nova CPFL, pursuant to Article 227 of the Corporate Law.

The Companies have declared they are not aware of the existence of liabilities and/or non-booked contingency liabilities to be assumed by ERSA as a result of the Merger.

9. Approval by Government Authorities: The consummation of the Joint Venture was previously authorized by the appropriate Brazilian governmental authorities, as outlined below:

(i)           by the National Electric Energy Agency (ANEEL), through the Authorization Resolution No. 2.967 of June 21, 2011, published in the Federal Official Gazette (Diário Oficial da União) on July 4, 2011; and

(ii)         by the Administrative Council for Economic Defense (CADE), as voted on July 13, 2011, under the aegis of the Concentration Act No. 08012.004702/2011-04.

Also of importance has been the obtaining of prior authorizations for the consummation of the Joint Venture, issued by the Banco Nacional de Desenvolvimento Economico e Social (BNDES), on June 28, 2011 and the respective on-lending banks, between May 26 and July 8, 2011.

Finally, the Merger operation is not subject to other governmental approvals in addition to the aforementioned.

10. Availability of Documents: Documents relating to the Merger will be available to the shareholders of the Companies as of this date and may be consulted at the headquarters of CPFL Energia and the Company and the respective websites (www.cpfl.com.br/ri and www.ersabrasil.com.br/ri_port/home_ri.html) as well as the websites of the CVM and the BM&FBOVESPA.

São Paulo, August 23, 2011.

_____________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

_____________________________

ERSA - ENERGIAS RENOVÁVEIS S.A.

MARCELO ANTÔNIO GONÇALVES SOUZA

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.